SECURITIES AND EXCHAGE COMMISSION
Washington, DC 20549

02051095

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Quarter Ended June 30, 2002 PE

Credicorp Ltd
Clarendon House
Church Street
Hamilton HM 11 Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Material Event (Hecho de Importancia) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following :

1. Credicorp Ltd. and Subsidiaries, Consolidated Balance Sheet, as of June 30, 2002 and Consolidated Statement of Income for the Six months ended June 30, 2002.

2. Credicorp Ltd. Press Release reporting financial results for the period ended June 30, 2002, submitted to Conasev, Comisión Nacional Supervisora de Empresas y Valores (The Peruvian governmental entity which supervises the Peruvian securities markets, or Stock Exchange) and the Bolsa de Valores de Lima on July 31, 2002.

3. Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on July 31, 2002.

Credicorp Ltd. and Subsidiaries Consolidated Balance Sheet, as of June 30, 2002, Consolidated Statement of Income for the Six Months Ended June 30, 2002.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2002 AND DECEMBER 31, 2001
(Amounts expressed in thousands of U.S. Dollars)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and due from banks	1,693,535	1,847,266
Interbank Funds	15,939	50,186
Marketable securities, net	498,453	548,138
Loans net	3,731,332	3,720,046
Accounts receivables (net)	0	0
Other accounts receivables (net)	0	0
Other Assets	0	0
TOTAL CURRENT ASSETS	**5,939,259**	**6,165,636**
Loan portfolio (net)	0	0
Accounts receivables (net)	0	0
Other accounts receivables (net)	0	0
Disposable assets, foreclosed assets and out of use assets	0	0
Investment securities available for sale	620,141	587,349
Real state investments (net)	0	0
Property, plant and equipment, net	248,184	258,870
Intangible assets (net)	0	0
Income tax and deferred assets	0	0
Other Assets	483,774	569,986
TOTAL NON CURRENT ASSETS	**1,352,099**	**1,416,205**
TOTAL ASSETS	**7,291,358**	**7,581,841**

	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Deposits and obligations	5,217,266	5,433,328
Interbank Funds	13,831	25,202
Deposits from other financial and international institutions	296,981	319,163
Due to banks and correspondents	154,597	103,169
Securities, notes and obligations outstanding	0	0
Accounts payables	0	0
Other accounts payables	0	0
Provisions	0	0
Other liabilities	328,275	316,910
TOTAL CURRENT LIABILITIES	**6,010,950**	**6,197,772**
Debt and financial obligations	134,418	213,081
Securities, notes and obligations outstanding	0	0
Other accounts payables	25,585	23,801
Provisions	255,996	238,159
Income tax and deferred liabilities	0	0
Other liabilities	0	0
TOTAL NON CURRENT LIABILITIES	**415,999**	**475,041**
TOTAL LIABILITIES	**6,426,949**	**6,672,813**
Minority Interest	63,031	112,255
SHAREHOLDERS' EQUITY		
Paid in Capital	398,735	397,307
Additional Capital	140,500	139,020
Reserves	69,527	69,527
Other Reserves	34,577	34,577
Retained earnings	158,039	156,342
TOTAL SHAREHOLDERS' EQUITY	**801,378**	**796,773**
TOTAL LIABILITIES AND NET SHAREHOLDERS'S EQUITY	**7,291,358**	**7,581,841**

CREDICORP LTD. AND SUBSIDIARIES
INCOME STATEMENTS
For the periods ended June 30, 2002 and 2001

(In Thousands of U.S. Dollars)

	For the 3 month period April 1st to June 30, 2002	For the 3 month period April 1st to June 30, 2001	For the 6 month period Jan. 1st to June 30, 2002	For the 6 month period Jan. 1st to June 30, 2001
INCOME	**134,611**	**183,377**	**270,930**	**366,569**
Interest Income	**134,611**	**183,377**	**270,930**	**366,569**
Interest on Deposits with banks	8,155	17,681	15,866	37,140
Interest and commissions from Interbank funds	0	0	0	0
Interest on trading securities	17,416	21,085	33,529	42,220
Interest on Loans	108,242	143,223	220,036	285,554
Income on notes receivables	0	0	0	0
Interest and dividends on investment	798	1,388	1,499	1,655
Fees and other income on financial operations	0	0	0	0
Others	0	0	0	0
Operating Income	0	0	0	0
Other operating revenue	0	0	0	0
EXPENSES	**(44,167)**	**(87,749)**	**(92,344)**	**(179,206)**
Interest Expense	**(44,167)**	**(87,749)**	**(92,344)**	**(179,206)**
Interest and fees on obligations with the public	0	0	0	0
Interest and fees on interbank funds	0	0	0	0
Interest on deposits from other financial and international institutions	(30,051)	(60,657)	(61,302)	(123,152)
Interest on short term debt to banks and correspondets	(6,545)	(17,960)	(14,685)	(35,568)
Interest on long term debt to banks and correspondents	0	0	0	0
Interest and fees on other financial obligations	0	0	0	0
Other interest expense	(7,571)	(9,132)	(16,357)	(20,486)
Operating costs	0	0	0	0
GROSS FINANCIAL MARGIN	**90,444**	**95,628**	**178,586**	**187,363**
Provision for lower market value of investments	0	0	0	0
Provision for possible loan losses, net	(30,337)	(31,910)	(55,675)	(64,007)
NET INTEREST INCOME	**60,107**	**63,718**	**122,911**	**123,356**
Other Income	89,473	79,730	177,007	160,095
Other expense	(26,868)	(23,558)	(47,932)	(50,572)
OPERATING MARGIN	**122,712**	**119,890**	**251,986**	**232,879**
Administrative expenses	(100,480)	(99,703)	(200,996)	(202,493)
Cost of sales	0	0	0	0
OPERATING RESULTS	**22,232**	**20,187**	**50,990**	**30,386**
Financial income	0	0	0	0
Financial expense	0	0	0	0
Other income and expense	(59)	(1,497)	(1,966)	(2,859)
Result from exposure to inflation	0	0	0	0
Income before income taxes and extraordinary items	**22,173**	**18,690**	**49,024**	**27,527**
Participations	0	0	0	0
Income taxes	(9,075)	(4,514)	(17,832)	(7,438)
Income before extraordinary items	**13,098**	**14,176**	**31,192**	**20,089**
Extraordinary income	0	0	0	0
Extraordinary expenses	0	0	0	0
Income before minority interests	**13,098**	**14,176**	**31,192**	**20,089**
Minority interest	(2,075)	(2,370)	(5,406)	(3,213)
Net Income	**11,023**	**11,806**	**25,786**	**16,876**
Prefered dividends	0	0	0	0
NET ATTRIBUTABLE INCOME	**11,023**	**11,806**	**25,786**	**16,876**
Earnings per share	0.138225	0.147352	0.323348	0.210631
Diluted earnings per share	0.138225	0.147352	0.323348	0.210631

000172

CREDICORP LTD. AND SUBSIDIARIES
Statement of Cash Flows
For the periods ended June 30 of 2002 and 2001
(In Thousands of U.S. Dollars)

	For the 6 month period Jan. 1st to June 30, 2002	For the 6 month period Jan. 1st to June 30, 2001
RECONCILIATION OF NET RESULTS WITH CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS		
NET INCOME (LOSS) FOR THE PERIOD	25,786	16,876
ADJUSTMENTS TO NET RESULTS OF THE PERIOD	0	0
Depreciation and amortization	22,106	22,914
Loan loss provision	55,675	64,007
Provision for securities and seized assets	13,098	3,212
Other provisions	0	
Profit (loss) from the sale of securities	(886)	1,672
Profit (loss) from the sale of properties and equipment	0	0
Others	0	0
DEBITS AND CREDITS FROM NET CHANGES IN ASSETS AND LIABILITIES		
Increase (decrease) in receivables and other accounts receivables	97	10,235
Increase (decrease) in notes payables and other accounts payables	14,995	11,196
Increase (decrease) in other assets	79,333	(16,075)
Increase (decrease) in other liabilities	(49,224)	5,083
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS	**160,980**	**119,120**
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase from sale of properties and equipment	0	0
Increase from sale of other non financial assets	0	0
Purchase of properties and equipment	(4,328)	(6,479)
Purchase of other non financial assets	(823)	(182,327)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES	**(5,151)**	**(188,806)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) net of deposits and obligations	(238,240)	271,206
Increase (decrease) net of obligations to banks and correspondents	(38,606)	56,120
Increase (decrease) net of other financial liabilities	0	0
Increase (decrease) capital and capital surplus	0	0
(Increase) decrease net of the loan portfolio	(66,961)	(114,797)
(Increase) decrease net of investments	0	0
Dividends received (paid)	0	0
(Increase) decrease of other financial assets	0	0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES	**(343,807)**	**212,529**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(187,978)**	**142,843**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,897,452	1,752,577
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	**1,709,474**	**1,895,420**

CREDICORP LTD. AND SUBSIDIARIES
Changes in Shareholder's Equity
For the periods ended June 30 of 2002 and 2001
(In Thousands of U.S. Dollars)

	Common Shares	Capital Surplus	Legal Reserve	Special Reserve	Retained Earnings	Total
Balances at January 1, 2001	400,605	145,064	69,527	28,659	138,873	782,728
1. Changes in accounting practices and correction of material errors	0	0	0	0	0	0
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(8,013)	(8,013)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	16,876	16,876
11. Other increase (decrease) of equity accounts	0	0	0	0	0	0
Balances at June 30, 2001	**400,605**	**145,064**	**69,527**	**28,659**	**147,736**	**791,591**
Balances at January 1, 2002	397,307	139,020	69,527	34,577	156,342	**796,773**
1. Changes in accounting practices and correction of material errors	0	0	0	0	0	0
2. Distribution and appropriation of profits	0	0	0	0	0	0
3. Dividends and participations	0	0	0	0	(15,987)	(15,987)
4. New capital additions	0	0	0	0	0	0
5. Changes in premiums and donations	0	0	0	0	0	0
6. Increase or decrease due to mergers or spinoffs	0	0	0	0	0	0
7. Asset revaluations	0	0	0	0	0	0
8. Capitalization of equity accounts	0	0	0	0	0	0
9. Capital reductions	0	0	0	0	0	0
10. Profit (loss) net of the current period	0	0	0	0	25,786	25,786
11. Other increase (decrease) of equity accounts	1,428	1,480	0	0	(8,102)	(5,194)
Balances at June 30, 2002	**398,735**	**140,500**	**69,527**	**34,577**	**158,039**	**801,378**

Credicorp Ltd. Press Release reporting financial results for the period ended June 30, 2002.

CREDICORP
CORPORACION BCP

FOR IMMEDIATE RELEASE:
For additional information please contact:
Jose Hung
Investor Relations
Banco de Credito
Phone: (511) 349-0590
E-mail: jhung@bcp.com.pe
Web site: http://www.credicorpnet.com

Alfredo Montero
General Manager
Banco de Credito, New York Branch
Phone: (212) 644-6644
Fax: (212) 826-9852
E-mail: amontero@bcpny.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2002

(Lima, Peru, July 31, 2002) - Credicorp Ltd. ("Credicorp") (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended June 30, 2002.

For the six month period ended June 30, 2002, Credicorp reported a consolidated net income of US$25.8 million, 52.8% greater than the US$16.9 million in the first half of year 2001, resulting in US$0.32 and US$0.21 per share, respectively. In the second quarter 2002, Credicorp had net income of US$11.0 million, or US$0.14 per share, compared to US$11.8 million in the same period of year 2001, or US$0.15 per share. Results in the first semester 2002 improved compared to the same period in 2001, principally due to increases in non-financial income and to lower provisions for loan losses, partially offset by higher income taxes and reduced net interest income. The second quarter 2002 net income is similar to results in the same quarter of 2001 because higher non-financial income was offset by lower financial income and higher income taxes.

I. CREDICORP LTD. AND SUBSIDIARIES

CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS
(In U.S.$ millions, except net income per share)

	Three months ended			Six months ended	
	30.06.01	31.03.02	30.06.02	30.06.01	30.06.02
Net interest income	95.6	88.1	90.4	187.4	178.6
Provisions for possible loan losses, net	31.9	25.3	30.3	64.0	55.7
Other income	79.6	87.5	89.5	159.9	177.0
Claims on insurance activities	23.6	21.1	26.9	50.6	47.9
Other expenses	99.6	100.5	100.5	202.3	201.0
Translation result	(1.5)	(1.9)	(0.1)	(2.9)	(2.0)
Income before income tax and minority interest	18.7	26.9	22.2	27.5	49.0
Income Tax	(4.5)	(8.8)	(9.1)	(7.4)	(17.8)
Minority Interest	(2.4)	(3.3)	(2.1)	(3.2)	(5.4)
Net Income	11.8	14.8	11.0	16.9	25.8
Net Income per share (1)	0.15	0.19	0.14	0.21	0.32

(1) Based on 79.8 million net outstanding shares at 1Q02 and 2Q02, 80.2 million in other periods. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

I.1 PERUVIAN ECONOMIC SITUATION

In May 2002 GDP grew 4.3%, after a 7.5% increase in April. With growth of 3.0% achieved in the first quarter 2002 and, as expected, a higher than 4% growth in the second quarter, GDP growth will be positive for the fourth consecutive quarter, compared with a –0.8% decline in second quarter 2001. Higher economic activity in April and May is partly due to increases in non-primary sectors of Services and Manufacturing, that add on continued increases on the mining company Antamina and from the agricultural sector. GDP figures confirm a slow recovery, that will, however, slowdown in the second half of 2002 due to the adverse statistical effect of the comparison with growth periods in the last months of 2001 and because internal demand continues depressed, affected by the low level of investment.

Cumulative GDP growth through May 2002 was 4.2%, with increases in all sectors except Fishing (-14.7%), with the highest growth rates seen in the Mining (20.8%), Construction (8.7%), Agriculture (8.2%) and in the Electricity and Water (6.9%) sectors. Manufacturing grows only 1.5%, due to a -4.3% decrease in primary production, offset by 3.2% growth in non-primary manufacturing, where increased food production is worthy of note. Compared to the preceding year, through May 2001 GDP declined -1.6%, decreasing mostly Construction (-10.9%), Agriculture (-2.0%), Manufacturing (-1.5%) and Mining (-1.2%).

Cumulative through May 2002, the Central Goverment had a fiscal deficit of S/.1.1 billion, compared to a S/.0.7 billion deficit in the 2001 period, principally due to lower tax revenue (-3.1%), and to higher non-financial expenditures (2.4%). The Public Sector deficit in the first quarter of 2002 was 1.5% of GDP, higher than 0.6% in the year-ago quarter, exceeding expectations. Fiscal accounts weakness have become the key economic policy issue, specially since the privatization process encountered severe social protests. On the other hand, improved tax collection is expected with tax reform measures, currently being enacted, that seek improved tax administration.

Aggregate demand data, available only through the first quarter of 2002, show that Internal Demand increased 1.0% in that period, increasing for the second consecutive quarter, mainly due to higher public and private consumption, 3.7% and 2.4%, respectively. Nevertheless, total investment continued declining, –5.6% in the first quarter, consecutively dropping since the third quarter of 2000. In first quarter 2002, private and public investment decreased, –5.7% and –4.5%, respectively, after the policy driven public investment increase of 3.7% in fourth quarter 2001.

In the second quarter of 2002, the consumer price index in Peru increased 0.6%, after declining in the four preceding quarters, caused by the 0.7% inflation last April due to non-recurrent price increases of fuel and food. Nevertheless, consumer prices remain similar to June 2001 levels, and below the 2.5% inflation target set for 2002 by the Central Bank. The wholesale price index increased 0.7% in the current quarter, also increasing after four consecutive quarters of deflation, and decreases –2.3% in the year through June 2002.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.51 at June 30, 2002, devaluing 1.9% in the quarter, with which it returned to the June 2001 level. After revaluations in prior periods, reflecting low foreign exchange demand, the devaluation experienced in May and June 2002 is explained by uncertainty in the application of domestic economic policies and by exchange market volatility in other countries in the region.

International reserves of the Central Bank continued their positive trend during the second quarter of 2002, growing from US$8,786 million at March 31, 2002 to US$9,126 million at June 30. The Trade Balance deficit through May 2002 decreased to US$143 million, from the US$289 million deficit in the same period in 2001.

During the second quarter 2002 both deposit and loan volumes had a slight positive trend. Deposits for the fifteen commercial banks in the system reached S/.46.5 billion (US$13.3 billion), according to

the Asociación de Bancos del Peru (ASBANC) as of June 30, 2002, a 1.1% increase in nominal terms compared to March 31, 2002.

During the quarter ended June 30, 2002, total loans in the banking system increased 3.1%, in nominal terms, to S/.37.0 billion (US$10.5 billion), but remain similar to the year-ago loan balances. During the quarter, local currency loans (19.0% of total loans) decreased 1.5%, while foreign currency loans increased 1.2% (in U.S. Dollar terms).

As of June 30, 2002, the Peruvian bank's average past due ratio was 8.2%, lower than 9.1% in March 2002, and also lower than the 10.1% past due ratio at June 2001. It should be noted that these ratios are below actual ones due to the benefits of government sponsored programs that exchanged Treasury Bonds for past due loans. BCP decided not to take advantage of these programs.

Commercial banks' past due loans decreased 7.6% during the current quarter to S/.3.0 billion (US$861 million), and are also lower by 19.6% compared to bad loans at June 2001 (in nominal terms). At June 30, 2002, loan loss provisions were S/.3.8 billion (US$1.1 billion), 3.4% lower in this quarter. The system-wide past due loan coverage ratio increases from 119.6%, as of last March, to 124.9% at June 2002.

During the second quarter 2002 commercial banks' interest rates continued their declining trend, partly helped by the Central Bank's policy change, since year-end 2001, in favor of monetary expansion. Local currency average loan rates (TAMN) were 19.9% in second quarter 2002, lower than 22.1% in the preceding first quarter of 2002, while deposits rates (TIPMN) declined to 3.2% from 4.1%, respectively. The average local currency interbank rates decreased from 2.6% in first quarter of 2002 to 2.5% in the current quarter. Foreign currency loan rates (TAMEX) were 10.0% in second quarter 2002, remaining similar to rates in the preceding period, while deposit rates (TIPMEX) decreased to 1.6% from 1.8% in the first quarter of 2002.

I.2 INTEREST INCOME AND OTHER INCOME

Net interest income in the second quarter of 2002 was US$90.4 million, 5.4% less than that earned in the same period of 2001, mostly due to lower interest earning assets. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 6.30% during the second quarter of 2002, higher than 6.08% in the year-ago quarter, and compared to 6.03% in the first quarter 2002. Net interest margin increased with respect to the preceding quarter principally due to lower funding rates, noting an overall excess of liquid funds, in local and foreign currency, and lower borrowings. The volume in interest earning assets, as an average between beginning and ending balances, reached US$5,796 million in the period, decreasing 5.9% compared to US$6,156 million in the second quarter of 2001.

Non-interest income was US$89.5 million in the second quarter of 2002, increasing 12.4% compared to the US$79.6 million in the same period of 2001, principally due to increased fee income and from insurance premiums. Income from banking fees for the second quarter of 2002 was US$41.2 million, increasing 10.2% compared to revenue in the year-ago period. Non-interest income components were as follows:

(In US$Mn)	2Q01	1Q02	2Q02	2Q02 vs. 1Q02	2Q02 vs. 2Q01
Commissions for banking services(1)	37.4	39.9	41.2	3.2%	10.2%
Net premiums	29.2	31.6	31.4	-0.7%	7.6%
Gains from sale of securities	-1.1	1.4	-2.3	N/A	-109.6%
Gains from foreign exchange	4.0	4.3	5.8	33.3%	44.5%
Other non-interest income	10.2	10.3	13.5	31.1%	32.1%
Total Non-Interest Income	**79.6**	**87.5**	**89.5**	**2.2%**	**12.4%**

(1) Credicorp's results show reclassifications by BCP, made on prior periods for comparison purposes, in the income from banking fees and general expenses concepts, of expenses incurred to provide certain services and recovered from clients through fees. Starting in 2Q02 financial statements show fee income net of these expenses, which were previously reported as part of general expenses.

I.3 OTHER NON-INTEREST EXPENSES

Other non-interest expenses, which include provisions for assets received in lieu of loan repayment and employee profit sharing expense, amounted to US$100.5 million in second quarter 2002, 0.9% higher than in the same period of the previous year. Credicorp's other expense components had the following variations:

(% change and US$Mn)	2Q01	4Q01	2Q02	2Q02 vs. 1Q02	2Q02 vs. 2Q01
Salaries and employee benefits	43.0	45.5	44.8	-1.8%	4.2%
General, administrative, and taxes(1)	32.5	32.0	33.7	5.2%	3.4%
Depreciation and amortization	10.3	11.2	10.9	-2.1%	6.4%
Other	13.8	11.8	11.1	-5.5%	-19.3%
Total Other Expenses	**99.6**	**100.5**	**100.5**	**0.0%**	**0.9%**

(1) See note in the preceding table.

The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment and employee profit sharing expenses, as a percentage of total income without extraordinary concepts) improved to 51.3% in the second quarter of 2002 having been 53.1% in the same period last year. Adjusted operating expenses as a percentage of average total assets was 5.0% the current period, higher than 4.6% in the year-ago quarter.

I.4 ASSETS AND LIABILITIES

Credicorp's totals assets were US$7.3 billion at June 30, 2002, 1.9% below the balance at the start of the quarter, and declines 8.6% compared to the balance at June 2001. The loan portfolio as of June 30, 2002 totaled US$4.0 billion, increasing 1.7% during the present quarter, but decreases 10.4% with respect to the balance at June 2001. Deposits and other obligations reached US$5.5 billion at June 30, 2002, 1.8% lower with respect to March 2002, and decreases 7.1% in the year since June 2001. Due to banks and correspondents decreased by 3.5% from US$313.8 million last March to US$302.8 million at the end of the present quarter, and 41.3% lower than US$515.5 million at June 2001.

Loan quality indicators are shown in the following table:

(In US$Mn)	2Q01	1Q02	2Q02
Total loans	4,515.0	3,979.5	4,045.4
Past due loans	386.1	340.0	316.3
Loan loss reserves	351.6	336.3	314.1
Past due / Total loans	8.6%	8.5%	7.8%
Reserves / Past due	91.1%	98.9%	99.3%

The balance of past due loans decreased from US$340.0 million in the preceding quarter to US$316.3 million at the end of the current quarter, after charge-offs amounting to US$47.0 million.

I.5 SUBSIDIARIES

Credicorp's principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	2Q01	1Q02	2Q02	6m01	6m02
Banco de Credito	US$11.5	US$14.0	US$13.3	US$18.2	US$27.2
Atlantic	2.2	1.3	0.1	5.5	1.4
PPS	0.6	2.2	1.4	-1.2	3.6
Banco Tequendama	-1.0	0.2	-0.5	-1.6	-0.3
Credicorp and others*	-1.5	-2.9	-3.3	-4.0	--6.1
Consolidated Net Income	**US$11.8**	**US$14.8**	**US$11.0**	**US$16.9**	**US$25.8**

** Includes Inversiones Crédito and Grupo Capital for contributions through Nov. 2001.*

In the preceding table, the Credicorp and others concept contribute a loss of US$-3.3 million in the current quarter, which is mostly due to the translation loss of US$-2.4 million caused by the devaluation of the Bolivar on the equity of Banco Tequendama's office in Venezuela (US$-1.1 million in the first quarter 2002).

In the present quarter, BCP contributed US$13.3 million to Credicorp's net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$18.4 million, with the difference mainly due to lower translation gains registered on Credicorp's records (US$2.4 million) compared to inflation adjustment gains (US$6.7 million), which includes exchange gains on foreign currency asset positions in BCP's accounting based on domestic currency.

In the case of contributions made by Atlantic (US$0.1 million) and PPS (US$1.4 million) to Credicorp's net income in this quarter, the difference with figures in their local books is mostly explained by the elimination of dividends received from Credicorp, US$2.1 million and US$0.5 million, respectively, and by the deduction of minority interests (US$0.5 million) in PPS.

Banco Tequendama contributed with a net loss of US$0.5 million to the consolidated net income in the second quarter of 2002, mostly due to translation losses from devaluation of the Colombian Peso. In this period as well as in the first quarter of 2002, Credicorp did not register additional provision expense. In the second quarter of 2001, Credicorp made US$1.1 million in provisions related to substandard loans and foreclosed assets transferred from Banco Tequendama, totalling US$2.2 million in the first half of 2001.

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Credicorp holds a 99.7% interest in BCB, directly and through various subsidiaries, and it is consolidated within BCP's financial statements. The Bolivian economy is showing signs of a slow recovery, after an stagnant year 2001. GDP grew 2.8% in the first four months of 2002, principally due to the gas and petroleum and mining sectors, while internal demand weakness continued, partly due to political instability brought by the general elections that took place on June 30, whose final outcome will be resolved by Congress during August. Official estimates of GDP growth in 2002 are between 2.5% and 3.0%, mainly because of developments in the mentioned sectors. The general price level grew only 0.02% through June (-0.01% as of March 2002), reflecting the weakness in demand, and continues to be below devaluation which was 5.0% in the first half of 2002.

Loan volume in the banking system continued to decline, after falling by 10.8% in 2000 and 16.4% in 2001, and a further drop of 5.8% in the first six months of 2002, to finish at US$2,870 million. Loan quality continued to deteriorate, from a past due ratio of 16.1% in December 2001, to 18.8% in June 2002. Total deposits in the system amounted to US$2,877 million at June 2002, lower by 8.9% compared to December 2001.

BCB's market share in deposits decreased from 13.9% at March 2002 to 13.5% at the end of June 2002, ranking as the fifth bank of twelve banks in the system. In terms of loans, BCB ranked as the fourth in the system with 12.4% market share, decreasing from 12.7% it had last March. The decrease in market share is explained by the priority given to assuring profitability of the products, in an environment of excess liquidity and increased credit risk.

As of June 30, 2002, BCB had total loans of US$355.4 million which compares to the US$376.6 million at March 2002, and US$467.8 million at June of last year. At the end of the second quarter 2002, BCB's past due loans reached US$84.5 million, or 23.8% of total loans, higher than 20.5% at March 2002 and 14.2% at December 2001. Coverage of past due loans with loan loss provisions decreases from 57.6% as of December 2001 to 45.9% in June 2002.

In the first semester of 2002, loan provisions charged against results amounted to US$9.7 million (US$7.1 million in the same period of 2001). Net income for the six months was only US$140 thousand, compared to US$2.0 million in the first half of last year, principally due to greater provisions for loan losses and lower net interest income.

Banco Tequendama, Colombia

The official GDP growth estimate for Colombia in 2002 was reduced from 2.5% to 1.5%, given that GDP declined 0.8% in the first quarter, in deseasonalized terms. Economic activity continues depressed after the slow-down in 2001, when GDP grew 1.6% compared to 2.8% in 2000. Growth in the current year is partly due to the expansion of the construction sector with government incentives, while manufacturing declined 0.8% through April.

The exchange rate suffered a significant 6.1% devaluation in the second quarter 2002, ending at Co$2,399 per US$1, reversing its strengthening trend during the two preceding quarters. Inflation, which continued its declining trend, decreases from 2.8% in the first quarter 2002 to 2.0% in the current period, but is higher than the 1.6% inflation in second quarter 2001.

During the quarter, interest rates continued a slow decline, with the DTF rate decreasing from 10.55% last March to 8.21% at the end of June 2002, helped by successive lower Central Bank intervention rates which have been reduced by 325 basis points in the six months through June 2002.

Banking system statistics show that loans remained almost unchanged since December 2001, amounting to US$16.2 billion at the close of May 2002 (in CO$ nominal terms), with the past-due ratio increasing to 13.9%, from 10.3% at year-end 2001. Total deposits in the banking entities were US$21.8 billion at the end of May 2002, decreasing by 0.8% since December 2001.

As of June 30, 2002, Banco Tequendama's loans were US$239.0 million, growing 2.6% during the quarter, but remains similar to the June 2001 balance. At the end of the quarter, deposits totaled US$193.1 million, also remaining similar to the year-ago deposits, but decrease compared to US$201.5 million in March 2002. The past due loan ratio was 5.5% in June 2002, decreasing from 6.0% at the end of last March, while coverage with provisions also improves to 76.8% compared to 73.9%, respectively. Banco Tequendama's loan market share, as of May 2002, was 1.36%, lower than 1.49% obtained in December 2001. At the same dates, deposit market share stood unchanged at 0.79%. The net profit in the first half 2002 was Co$1,115 million, according to the bank's local records, higher than Co$984 million in the same period of 2001.

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES ("BCP")

II.1 NET INCOME

Consolidated net income for the six month period ended June 30, 2002 was S/.122.5 million (US$34.9 million), increasing 62.1% compared to net income of S/.75.6 million (US$21.5 million) in the same period of 2001. Net income for the quarter ended June 30, 2002 was S/.64.7 million (US$18.4 million), increasing 38.0% from S/.46.9 million (US$13.4 million) in the same period of 2001. Net income in both the first semester and the second quarter of 2002 increased compared to the year-ago periods principally due to higher non-interest income and lower loan loss provisions, that offset decreased net interest income and higher income taxes.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Six months ended		
	30.06.01	31.03.02	30.06.02	30.06.02 US$	30.06.01	30.06.02	30.06.02 US$
Net interest income	290.6	273.3	272.9	$77.8	570.4	546.2	$155.6
Provisions for loan losses, net	103.9	86.0	101.8	$29.0	213.2	187.8	$53.5
Other income	158.0	179.7	185.7	$52.9	309.5	365.4	$104.1
Other expenses	280.1	285.9	289.1	$82.4	560.2	575.0	$163.8
Result from exposure to inflation	(0.8)	0.4	23.4	$6.7	(6.1)	23.8	$6.8
Income before income tax	63.9	81.5	91.1	$26.0	100.5	172.6	$49.2
Income Tax	17.0	23.7	26.4	$7.5	24.8	50.1	$14.3
Net Income	**46.9**	**57.8**	**64.7**	**$18.4**	**75.6**	**122.5**	**$34.9**
Net Income per share (2)	0.044	0.054	0.060	$0.017	0.070	0.114	$0.032

(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of June 30, 2002. Figures in US$ have been translated at the exchange rate of S/.3.51 to the dollar.

(2) Based on 1,076 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the second quarter of 2002 reached S/.272.9 million (US$77.8 million), decreasing 6.1% compared to the same period last year, but remains almost unchanged compared to the preceding first quarter of 2002. The decline versus the prior year quarter is due to both decreased loan volume and lower interest margins, within a continuing excess liquidity environment in both local and foreign currencies.

During the second quarter of 2002, the net interest margin was 6.03%, continuing similar to 6.02% in first quarter of 2002, but was lower than the 6.18% during the same period in 2001. During the current quarter the margin remained almost unchanged, however, slightly declining loan rates were offset by lower costs of funds. With respect to the second quarter of 2001, the reduction in the margin is the result of reduced lending rates, lower returns on invested funds and by the relative increase of higher cost funds in local currency, that are partly offset by lower deposit interest rates.

II.3 NON-INTEREST INCOME

Non-interest income, including fee revenue and other non-interest items, in the second quarter of 2002 amounted to S/.185.7 million (US$52.9 million), 17.5% higher than income earned during the same period of 2001, mainly due to increased fees from banking services and to higher recoveries of charged-off assets.

In the second quarter of 2002, fees from banking services amounted to S/.135.7 million (US$38.7 million), 9.1% higher than in the same period of 2001, mostly due to increased revenue from account maintenance fees and credit cards fees. (See note in table of Section I.2.) In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	**2Q01**	**2Q02**	**Growth**
Contingent credits	7.0	6.5	-7.6%
Foreign Trade	7.5	6.6	-12.3%
Account Maintenance	29.1	36.7	26.3%
Insurance	7.6	6.2	-18.9%
Collections fees	14.6	16.1	10.6%
Fund transfer services	23.0	24.5	6.7%
Credit card fees	12.8	15.7	23.1%
Brokerage	3.7	7.5	102.0%
Corporate Finance	3.0	1.5	-50.5%
Loan administration	3.1	0.5	-84.0%
Shipping and handling	7.0	7.2	2.4%
Other	5.9	6.7	14.3%
Total	**124.3**	**135.7**	**9.1%**

In the second quarter of 2002, securities transactions resulted in a gain of S/.8.7 million (US$2.5 million), improving over gains of S/.4.6 million (US$1.3 million) in the same period last year, but declines from S/.15.5 million (US$4.4 million) earned in the first quarter 2002 when gains on the sale of fixed income securities, in addition to realized gains on sale of equity securities, were obtained. After a 10.5% increase in the first quarter 2002, the general index of the Lima Stock Exchange decreased 12.7% in the second quarter of 2002, larger than the decline of 5.9% in the same period last year.

Gains from foreign exchange operations were S/.17.9 million (US$5.1 million) in the second quarter of 2002, 33.7% above that of the same period in 2001, mainly due to higher traded volumes prompted by instability in the foreign exchange market where the Nuevo Sol suffered some devaluation.

The Other Income caption, where reversals of prior year expenses and provisions and recoveries of certain operating costs from clients are booked, increased from S/.15.7 million (US$4.5 million) in the second quarter of 2001 to S/.23.4 million (US$6.7 million) in the current period, principally due to increased recoveries of accounts charged-off in previous periods.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the second quarter of 2002 were S/.289.1 million (US$82.4 million), 3.2% above those of the same period in 2001, mainly due to increased personnel and general expenses. Adjusted operating expenses, determined by excluding provisions for assets received in lieu of loan repayment and employee profit sharing expenses, reached S/.260.2 million (US$74.1 million) in the second quarter of 2002, increasing 1.1% compared to the year-ago period.

Approximately 44% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 6.5% to S/.127.0 million (US$36.2 million) when compared to the second quarter of 2001, due principally to increased provisions for bonuses and profit sharing expense. At the end of the second quarter 2002 the number of employees stood at 7,821, decreasing from 8,058 employees as of March 2002, mainly at Banco de Crédito del Perú, levelling-off after a temporary increase of personnel in training programs to replace current customer service and teller positions.

General and Administrative expenses, which represented 31% of non-interest expenses, reached S/.89.2 million (US$25.4 million) in the second quarter of 2002, increasing 5.3% when compared to expenses in the same period a year ago, resulting from increases in expenses related to marketing and third party fees. (See note in table of Section I.2.) In the quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	**2Q01**	**2Q02**	**Chnge.**
Office supplies and operating costs	12.0	11.2	-6.3%
Communications	9.4	9.0	-4.5%
Third party fees	14.3	16.9	18.0%
Insurance and security	7.6	7.5	-1.7%
Transport of currency and securities	11.1	10.9	-2.1%
Systems and maintenance	16.5	15.7	-4.9%
Advertising and marketing	11.5	15.6	35.3%
Other G&A	2.2	2.4	7.4%
Total G&A	**84.7**	**89.2**	**5.3%**

The Other caption within Other Non-Interest Expenses, decreased from S/.36.4 million (US$10.4 million) in the second quarter of 2001 to S/.35.8 million (US$10.2 million) in the current quarter, mainly due to lower provisions for contingencies and foreclosed assets.

The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan and employee profit sharing expense) as a percentage of average total assets, increases from 4.8% in the second quarter of 2001 to 5.0% in the current period.

Adjusted operating expenses, as a percentage o total income, improved from 57.4% to 56.7% when comparing the second quarters of 2001 and 2002, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.20,670 million (US$5,889 million) at the end of the second quarter of 2002, decreasing 3.5% with respect to the balance at June 2001, and also by 0.5% since March 2002.

Total loans were S/.12,782 million (US$3,642 million) at the end of June 2002, increasing by 2.7% compared to March 2002, but remains 4.4 below the balance of June 2001. At June 30, 2002, the loan portfolio, net of provisions, represented 56.7% of total assets, compared to 56.9% a year ago. At the end of the second quarter of 2002, the Nuevos Soles portion of the loan portfolio was 14.2%, slightly over 14.1% in March 2002, and over 14.0% as of June 2001.

As of June 30, 2002 total deposits were S/.17,326 million (US$4,936 million), slightly decreasing by 0.5% during the current quarter, and also by 2.4% compared to deposits at the end of the prior year quarter. During the present quarter, time deposits decreased by 1.0% and savings deposits by 0.5%, while demand deposits grew 0.5%. Deposits denominated in Nuevos Soles were 20.4% of total deposits, slightly over 20.3% at March 2002, and also over 17.3% at the end of June 2001.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits		
(In % and constant S/.Mn.)	**2Q01**	**1Q02**	**2Q02**	**2Q01**	**1Q02**	**2Q02**
Banco de Crédito del Peru	76.5%	77.0%	78.0%	81.4%	84.3%	84.6%
Banco de Crédito de Bolivia	12.0%	10.5%	9.8%	9.9%	9.0%	8.4%
Banco de Crédito Overseas	4.9%	4.6%	4.5%	5.1%	3.0%	3.0%
Crédito Leasing	5.1%	6.0%	5.8%	3.0%	2.7%	2.9%
Solución Financiera de Crédito	1.5%	1.9%	1.9%	0.6%	1.0%	1.1%
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
BCP consolidated Total	**S/.12,180**	**S/.11,292**	**S/.11,697**	**S/.17,752**	**S/.17,418**	**S/.17,326**

According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of June 30, 2002, Banco de Crédito del Perú had a total loan market share of 27.2% (27.6% at June 30, 2001 and 26.8% at March 31, 2002), and 31.4% of deposits (30.4% at June 30, 2001, and 31.6% at March 31, 2002).

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	**30.06.01**	**31.03.02**	**30.06.02**
Corporate	46.3%	45.7%	45.5%
Middle market	27.1%	26.7%	27.2%
Retail:	26.6%	27.6%	27.3%
- small business	9.7%	11.5%	11.3%
- home mortgage	9.1%	8.2%	8.1%
- consumer	4.6%	4.8%	4.6%
- credit cards	3.2%	3.1%	3.2%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,378**	**S/.12,442**	**S/.12,782**

In the current quarter, loan balances grew 2.7%, with middle market loans increasing by 4.7% to S/.3,479 million (US$991 million), corporate loans higher by 2.4%, to S/.5,820 million (US$1,658 million), while retail loans grew 1.5% to S/.3,483 million (US$992 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	**2Q01**	**1Q02**	**2Q02**	**2Q02 vs 1Q02**	**2Q02 vs 2Q01**
Small business loans	1,297	1,430	1,447	1.2%	11.6%
Mortgage loans	1,223	1,019	1,041	2.2%	-14.9%
Consumer loans	611	595	586	-1.5%	-4.0%
Credit card loans	426	388	409	5.3%	-4.1%
Total Retail	**3,557**	**3,433**	**3,483**	**1.5%**	**-2.1%**

The decline in mortgage loans compared to the prior year quarter is mostly due to the reclassification of approximately S/.250 million (US$70 million) of credits guaranteed with mortgages that are reported as commercial loans in 2002.

At June 30, 2002 contingent credits were S/.4,263 million (US$1,214.6 million), increasing 21.0% during the current quarter, and by 38.0% over the June 2001 figure, as can be seen in the following chart:

(% change and constant S/. Mn)	2Q01	1Q02	2Q02	2Q02 vs 1Q02	2Q02 vs 2Q01
- Guarantees and Stand-by LCs	1,623	1,640	2,034	24.1%	25.3%
- Letters of Credit	432	298	416	39.4%	-3.8%
- Acceptances	153	111	100	-10.0%	-34.5%
- Future Liabilities	545	820	1,055	28.7%	93.6%
- Other contingent accounts	337	655	658	0.5%	95.2%
Total Contingent Credits	**3,090**	**3,524**	**4,263**	**21.0%**	**38.0%**

II.6 LOAN QUALITY

Loan quality improved as past due loans declined to S/.1,014 million (US$288.8 million) at June 30, 2002, 6.8% below the balance of S/.1,088 million (US$309.9 million) as of the end of the first quarter of 2002, and 19.4% below S/.1,258 million (US$358.3 million) at June 30, 2001. The ratio of past due loans as a percentage of total loans improved from 9.40% in June 2001 to 7.93% at June 30, 2002, and is also below 8.74% at March 31, 2002.

At the end of the second quarter 2002, outstanding balances of loan loss provisions totaled S/.1,085 million (US$309.2 million), decreasing 5.6% compared to the preceding quarter. The ratio of loan provisions to past due loans was 107.1% at the end of the current period, higher than the 105.7% at March 2002 and better than the 95.2% past due coverage at June 2001.

Of total provisions outstanding at the end of the current quarter, S/.136.8 million (US$39.0 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from generic provisions of S/.119.6 million (US$34.1 million) at March 31, 2002.

Loans believed to be unrecoverable, fully provisioned in prior periods, and written-off during the second quarter 2002 amounted to S/.164.8 million (US$47.0 million), of which approximately 12% were related to consumer loans and 17% to agricultural loans under the Agricultural Financial Relief ("RFA") program. This compares to charge-offs in the first quarter of 2002 of S/.111.4 million (US$31.7 million), and S/.80.6 million (US$23.0 million) in the year-ago second quarter.

At the end of the quarter, refinanced loans amounted to S/.860.0 million (US$245.0 million), lower than the balance at March 2002 that was S/.897.7 million (US$255.7 million), with the decrease principally related to loans to fishing companies.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 19.5% of the loan portfolio in June 2002, decreasing from the ratio of 20.2% that resulted in both June 2001 and March 2002. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	30.06.01	31.03.02	30.06.02
A: Normal	69.4%	68.4%	68.7%
B: Potential Problem	10.4%	11.4%	11.8%
C: Deficient	9.5%	9.1%	9.2%
D: Doubtful	4.9%	5.2%	5.4%
E: Loss	5.8%	5.9%	4.9%
Total	100.0%	100.0%	100.0%
Total Loans	**S/.13,378**	**S/.12,442**	**S/.12,782**

In the second quarter of 2002, loan loss provisions, net of recoveries, for the amount of S/.101.8 million (US$29.0 million) were charged against income, increasing over S/.86.0 (US$24.5 million) provisioned in the first quarter 2002, but continued similar to provision expense in the second quarter

of 2001 which was S/.103.9 million (US$29.6 million). Quarterly provision expense charged to each business segment is as follows:

(% of Provision expense and S/.Mn const.)	**2Q01**	**1Q02**	**2Q02**
Corporate Banking	1.3%	26.2%	24.9%
Middle Market	76.5%	28.4%	30.3%
Retail	22.2%	45.4%	44.8%
Total	100.0%	100.0%	100.0%
Total Provision Expense, net	**S/.103.9**	**S/. 86.0**	**S/.101.8**

II.7 CAPITAL ADEQUACY

At the end of the second quarter of 2002, BCP's unconsolidated ratio of risk-weighted assets to regulatory capital was 9.5 to 1.0 (10.5%), while the corresponding consolidated ratio was 8.2 to 1.0 (12.2%). Risk-weighted assets include S/.1,013.4 million (US$288.7 million) of market-risk exposure whose coverage required S/.92.1 million (US$26.2 million) of regulatory capital at June 30, 2002. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of June 30, 2002, BCP's consolidated "regulatory capital" was S/.1,996 million (US$568.8 million), higher than in the prior quarter mostly due to the capitalization of retained earnings. Regulatory capital included S/.125.7 million ($35.8 million) in subordinated debt in the current period, decreasing from S/.138.8 million (US$39.5 million) at March 2002.

	BCP unconsolidated		**BCP consolidated**	
(In constant S/. Mn.)	**31.03.01**	**31.03.02**	**31.03.01**	**31.03.02**
Regulatory capital	1,543	1,409	2,030	1,996
Risk weighted assets	13,261	13,369	16,761	16,392
Weighted assets / Capital	8.6	9.5	8.3	8.2
Capital / Weighted Assets	11.6%	10.5%	12.1%	12.2%

000020

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES ("ASHC")

Consolidated net income for the six-month period ended June 30, 2002 was US$5.5 million, compared to US$6.5 million in the same period of 2001. Second quarter 2002 net income was US$2.1 million, lower than US$3.2 million in the year-ago quarter. Lower net income in both, the six month period and the current quarter, is mostly due to higher losses on securities transactions, which were partly offset by higher dividends received from Credicorp.

Net interest income before risk provisions, which includes dividend income, was US$6.7 million in the second quarter of 2002, 21.7% over the same quarter of 2001, principally because of higher dividends paid by Credicorp in May 2002, US$2.1 million, compared to US$1.0 million received in the prior year quarter. Without including dividends, net interest income was US$4.6 million in the second quarter of 2002, compared to US$4.5 million in the prior year quarter.

Net interest margin, without considering dividends and investments in equity shares, was 3.4% during this quarter, above the 2.6% margin in the year-ago period, mainly due to lower cost of funds. The margin also increases compared to 3.1% in the preceding first quarter, mainly due to interest collected from bonds which are accounted on a cash-basis.

In the second quarter of 2002 charges against income for market risk provisions amounted to US$0.8 million, decreasing from US$4.0 million charged in the preceding quarter, but similar to provisions in the year-ago period. In the current quarter US$0.1 million were also provisioned for credit risks.

Other Income, which includes fee income and realized gains on securities transactions before risk provisions, decreased from US$1.2 million in the second quarter of 2001 to a loss of US$1.3 million in the current quarter, mainly due to realized losses on securities transactions of US$2.9 million in the current period compared to losses of US$0.5 million in the second quarter of 2001.

The loan portfolio, net of provisions, was US$167.2 million as of June 30, 2002, decreasing compared to US$224.9 million at June 2001, mainly due to decreased lending to Peruvian companies and lower risk-participated loans, and, additionally, to the reclassification of purchased loans that are registered as investments since the close of December 2001.

The investment portfolio was US$312.3 million at June 2002, over US$294.1 million last June 2001, but below US$323.1 million in the preceding quarter. The increase compared to the year-ago period is partly due to the reclassification mentioned in the previous paragraph, while the decrease with respect to the first quarter 2002 is principally because of lower valuations in the capital markets.

Deposits amounted to US$503.5 million at June 30, 2002, decreasing from US$576.6 million at the end of the second quarter of 2002. The decline is mostly due to lower bank deposit interest rates, resulting in transfers into other investments.

Funds under management increased 35.3% to US$474.3 million at June 30, 2002, from US$350.5 million at the end of the second quarter of 2001, but decrease compared to US$510.4 million at the first quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits, while the decline in the current quarter was due to withdrawals from BCP and other clients, and to the reduced capital markets valuations.

Net equity reached US$104.7 million at the end of June 2002, lower than US$110.5 million at March 2002 mainly due to higher special equity reserves for unrealized losses on investments which increased from US$4.9 million at the end of March 2002, to US$12.8 million at the end of the current quarter. The loan portfolio had no past dues.

The ratio of operating expenses over average assets was 1.5%, annualized, in the second quarter of 2002 remaining similar to the ratio during the year-ago period. This ratio declines to 0.8% in the second quarter of 2002, when funds under management are included within total assets, improviong over 1.0% in the prior year quarter.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES ("PPS")

PPS obtained in the in the six-month period ended June 30, 2002 a consolidated net income of S/.21.9 million (US$6.2 million), compared to a net loss of S/.4.7 million (US$1.3 million) in the first half of 2001. Net income in the second quarter 2002 was S/.9.7 million (US$2.8 million), higher than S/.5.5 million (US$1.6 million) in the year-ago quarter. Increased net income in the current quarter is mainly due to higher premiums, partly offset by increased claims. The loss in the first semester of 2001 was mainly due to losses generated in the first quarter 2001 caused by high technical reserves, related to new regulations, and increased claims.

Total premiums in the second quarter of 2002, increased 11.3% to S/.187.9 million (US$53.5 million), compared to S/.168.8 million (US$48.1 million) in the year-ago quarter, but decline compared to S/.235.6 million (US$67.1 million) in the preceding first quarter that recorded fire insurance sold to clients related to the state owned insurance company that ceased operating. Net premiums earned, net of reinsured premiums and reserves, were S/.114.2 million (US$32.5 million) in second quarter 2002, 5.8% above the prior year quarter, mainly due to higher ceded premiums. Also, premiums grew because of increased tariffs due to higher international reinsurance costs.

Additions to technical reserves for premiums grew by S/.23.8 million (US$6.8 million) in the second quarter of 2002, most of which were established by Pacífico Vida for its life annuities and life insurance lines. In the second quarter of 2001, increase in reserves amounted to S/.25.8 million (US$7.3 million).

Comparing results of the six-month periods through June of 2002 and 2001, consolidated premiums consisted of: general insurance lines that amounted to US$75.5 million and increased 35.3%, while PacíficoSalud's premiums were US$11.0 million, increasing 1.9%, and premiums by Pacífico Vida grew 9.6%, reaching US$34.0 million.

Through June 30, 2002, growth of the health and medical assistance insurance line (21.4% of total premiums) was 6.9%; fire insurance lines (23.1% of total premiums) increased 130.8%; while the automobile insurance line (6.5% of total premiums) decreased 17.9%. In the first semester of 2002, pension fund benefits insurance (8.2% of total premiums) grew 10.6%, while group life insurance and individual life insurance policies (10.5% of total premiums) grew 13.0%, and life annuities (8.3% of total premiums) grew 4.3% compared to the same period in 2001.

Net underwriting results was S/.9.7 million (US$2.8 million) in the second quarter of 2002, compared to S/.6.5 million (US$1.9 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) was 5.2% in the second quarter of 2002, compared to 3.9% in the prior year period, but decreases from 11.3% in the first quarter 2002 which had lower claims.

Net claims incurred in the second quarter of 2002 were S/.94.4 million (US$26.9 million), 9.0% over claims in the same 2001 quarter, and 25.1% higher than in the preceding quarter. The net loss ratio (net claims to net premiums) increases to 68.4% in the current quarter from 48.9% in first quarter 2002, and also compared to 65.9% in the same 2001 quarter. The net loss ratio in the first semester of 2002 was 58.1%, lower than 67.5% in the year-ago period, but continues high in marine hull (90%), pension fund insurance (110%), and in Pacifico Salud (77%).

The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) increased from 90.5% in the second quarter of 2001 to 91.8% in the current quarter, due to higher claims, principally in marine hull.

Operating expenses over net premiums grew from 17.7% to 19.4% comparing the second quarters of 2001 and 2002, respectively.

000023

Investments in real estate and financial assets were S/.927.2 million (US$264.2 million) at the end of June 2002, increasing 22.6% from the year-ago balance.

As of June 30, 2002, total assets were S/.1,333.3 million (US$379.8 million) increasing 24.2% compared to the year-ago balance. At the end of the current period net equity amounted to S/.333.5 million (US$95.0 million) increasing 17.8% over net equity at June 2001.

The Peruvian insurance market through May 31, 2002, increased total net premiums 16.5% with respect to the prior year period, in nominal terms, reaching US$276.3 million. For the first five months of 2002, PPS's market share in total premiums was 35.2% (31.0% in the year-ago period), with the share in general risks lines being 37.9%, and in life insurance and pension fund benefits lines of 31.3% and 27.5% (28.1% and 25.0% as of May 2001, respectively).

*** 8 Tables To Follow ***

000024

CREDICORP LTD. AND SUBSIDIARIES

Table 1

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

ASSETS	As of Jun. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002
CASH AND DUE FROM BANKS				
Cash and non interest bearing deposits in banks	241,087	277,841	263,020	239,724
Interest bearing deposits in banks	1,654,333	1,675,562	1,537,023	1,469,750
	1,895,420	1,953,403	1,800,043	1,709,474
MARKETABLE SECURITIES, net	499,850	516,376	608,853	498,453
LOANS	4,514,991	4,064,479	3,979,487	4,045,408
Current	4,128,904	3,713,644	3,639,485	3,729,116
Past Due	386,087	350,835	340,002	316,292
Less - Reserve for possible loan losses	(351,603)	(344,433)	(336,307)	(314,076)
LOANS NET	4,163,388	3,720,046	3,643,180	3,731,332
INVESTMENT SECURITIES AVAILABLE FOR SALE	617,103	584,293	595,792	620,141
REINSURANCE ASSETS	37,315	45,663	42,556	35,012
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	42,097	54,587	68,204	65,141
PROPERTY, PLANT and EQUIPMENT, net	253,650	258,870	252,052	248,184
DUE FROM CUSTOMERS ON ACCEPTANCES	45,780	38,606	34,714	29,617
OTHER ASSETS	426,461	417,072	388,105	354,004
TOTAL ASSETS	**7,981,064**	**7,588,916**	**7,433,499**	**7,291,358**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS AND OBLIGATIONS:				
Non-interest bearing	647,426	766,607	655,981	686,970
Interest bearing	5,288,990	4,960,884	4,961,649	4,827,277
	5,936,416	5,727,491	5,617,630	5,514,247
DUE TO BANKS AND CORRESPONDENTS	515,509	341,452	313,826	302,846
ACCEPTANCES OUTSTANDING	45,780	38,606	34,714	29,617
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	172,467	193,452	200,877	208,188
RESERVE FOR UNEARNED PREMIUMS	36,961	44,707	51,197	47,808
REINSURANCE PAYABLE	12,364	23,801	17,871	25,585
OTHER LIABILITIES	369,416	310,383	333,490	298,658
MINORITY INTEREST	100,560	112,255	62,377	63,031
TOTAL LIABILITIES	**7,189,473**	**6,792,147**	**6,631,982**	**6,489,980**
NET SHAREHOLDERS' EQUITY	791,591	796,769	801,517	801,378
TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	**7,981,064**	**7,588,916**	**7,433,499**	**7,291,358**
CONTINGENT CREDITS	**920,896**	**1,079,749**	**1,075,043**	**1,282,967**

000025

CREDICORP LTD. AND SUBSIDIARIES

Table 2

CONSOLIDATED INCOME STATEMENTS

(In thousands of U.S. Dollars)

	Three months ended			Six months ended	
	30.06.01	31.03.02	30.06.02	30.06.01	30.06.02
INTEREST INCOME					
Interest on loans	143,223	111,794	108,242	285,554	220,036
Interest and dividends on investments:	1,388	701	798	1,655	1,499
Interest on deposits with banks	17,681	7,711	8,155	37,140	15,866
Interest on trading securities	21,085	16,113	17,416	42,220	33,529
Total Interest Income	183,377	136,319	134,611	366,569	270,930
INTEREST EXPENSE					
Interest on deposits	60,657	31,251	30,051	123,152	61,302
Interest on borrowed funds	17,960	8,140	6,545	35,568	14,685
Other interest expense	9,132	8,786	7,571	20,486	16,357
Total Interest Expense	87,749	48,177	44,167	179,206	92,344
Net Interest Income	95,628	88,142	90,444	187,363	178,586
Provision for possible loan losses, net	31,910	25,338	30,337	64,007	55,675
Net interest income after provision for possible loan losses	**63,718**	**62,804**	**60,107**	**123,356**	**122,911**
OTHER INCOME					
Fees and commissions from banking services	37,358	39,870	41,154	73,902	81,024
Net gains from sales of securities	(1,110)	1,440	(2,326)	1,672	(886)
Net gains on foreign exchange transactions	3,986	4,320	5,758	7,309	10,078
Net premiums earned	29,186	31,628	31,410	56,919	63,038
Other income	10,196	10,276	13,477	20,140	23,753
	79,616	87,534	89,473	159,942	177,007
CLAIMS ON INSURANCE ACTIVITIES					
Net claims incurred	8,736	5,648	8,189	17,503	13,837
Increase in future policy benefits for life and health	14,822	15,416	18,679	33,069	34,095
	23,558	21,064	26,868	50,572	47,932
OTHER EXPENSES					
Salaries and employee benefits	42,954	45,572	44,747	85,935	90,319
General, administrative, and other taxes	32,554	31,991	33,664	65,253	65,655
Depreciation and amortization	10,281	11,172	10,934	22,914	22,106
Other	13,800	11,781	11,135	28,238	22,916
	99,589	100,516	100,480	202,340	200,996
Translation result	(1,497)	(1,907)	(59)	(2,859)	(1,966)
Income before income tax, and minority interest	**18,690**	**26,851**	**22,173**	**27,527**	**49,024**
Income Tax	(4,514)	(8,757)	(9,075)	(7,438)	(17,832)
Minority Interest	(2,370)	(3,331)	(2,075)	(3,213)	(5,406)
NET INCOME	**11,806**	**14,763**	**11,023**	**16,876**	**25,786**

000026

CREDICORP LTD. AND SUBSIDIARIES

Table 3

SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended	
	30.06.01	31.03.02	30.06.02	30.06.01	30.06.02
Profitability					
Net income per common share (US$ per share)(1)	0.147	0.185	0.138	0.210	0.323
Net interest margin on interest earning assets (2)	6.08%	6.03%	6.30%	6.09%	6.16%
Return on average total assets (2)(3)	0.59%	0.79%	0.60%	0.43%	0.69%
Return on average shareholders' equity (2)(3)	6.01%	7.39%	5.50%	4.29%	6.45%
No. of outstanding shares (millions)(4)	80.18	79.75	79.75	80.18	79.75
Quality of loan portfolio					
Past due loans as a percentage of total loans	8.55%	8.54%	7.82%	8.55%	7.82%
Reserves for loan losses as a percentage of total past due loans	91.07%	98.91%	99.30%	91.07%	99.30%
Reserves for loan losses as a percentage of total loans	7.79%	8.45%	7.76%	7.79%	7.76%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	42.66%	45.02%	42.88%	42.66%	42.88%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	4.36%	0.46%	0.28%	4.36%	0.28%
Operating efficiency					
Oper. expense as a percent. of total income (5)	53.07%	53.20%	51.30%	54.22%	52.24%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.64%	4.98%	5.01%	4.83%	4.99%
Capital adequacy					
Total Regulatory Capital (US$Mn)	749.7	717.4	718.7	749.7	718.7
Tier I Capital (US$Mn)	615.2	608.8	608.8	615.2	608.8
Regulatory capital / risk-weighted assets (6)	11.93%	12.06%	12.03%	11.93%	12.03%
Average balances (US$Mn) (3)					
Interest earning assets	6,289.5	5,845.5	5,741.3	6,156.4	5,796.1
Total Assets	8,015.8	7,511.2	7,362.4	7,804.1	7,440.1
Net equity	785.7	799.1	801.4	787.2	799.1

(1)The number of shares outstanding of 79.8 million in 2Q02 and 1Q02, and 80.2 million in 2Q01.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Net of treasury shares. The total number of shares was of 94.38 million.

(5)Total income includes net interest income and other income.

Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.

(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 4

CONSOLIDATED BALANCE SHEETS

(Constant Nuevos Soles, as of June 30, 2002, and U.S. Dollars in thousands)

ASSETS	30.06.01	31.12.01	31.03.02	30.06.02	30.06.02 US$000(1)
CASH AND DUE FROM BANKS	5,891.479	5,966.867	5,863.779	5,705.473	$1,625.491
Cash and Checks	759.035	849.259	862.982	811.474	$231.189
Deposits in Central Bank of Peru	3,313.264	3,781.752	3,844.807	3,800.940	$1,082.889
Deposits with local and foreign banks	1,819.180	1,335.856	1,155.990	1,093.059	$311.413
MARKETABLE SECURITIES, net	1,436.554	1,508.907	1,740.445	1,445.241	$411.750
LOANS	13,376.944	12,693.254	12,441.758	12,782.152	$3,641.639
Current	12,119.366	11,578.108	11,354.021	11,768.625	$3,352.885
Past Due	1,257.578	1,115.146	1,087.737	1,013.527	$288.754
Less - Reserve for possible loan losses	(1,197.160)	(1,172.499)	(1,149.425)	(1,085.197)	($309.173)
LOANS NET	12,179.784	11,520.755	11,292.333	11,696.955	$3,332.466
INVESTMENT SECURITIES AVAILABLE FOR SALE	299.930	302.328	302.752	366.966	$104.549
PROPERTY, PLANT and EQUIPMENT, net	627.310	645.861	630.130	615.282	$175.294
OTHER ASSETS	989.629	926.328	940.192	839.984	$239.312
TOTAL ASSETS	**21,424.686**	**20,871.046**	**20,769.631**	**20,669.901**	**$5,888.861**
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS AND OBLIGATIONS:	17,751.669	17,599.597	17,417.611	17,326.258	$4,936.256
Demand deposits	3,304.007	3,708.816	3,682.318	3,702.423	$1,054.821
Saving accounts	4,761.980	5,254.009	5,106.180	5,079.911	$1,447.268
Time deposits	9,685.682	8,636.772	8,629.113	8,543.924	$2,434.166
DUE TO BANKS AND CORRESPONDENTS	742.164	473.755	402.137	381.377	$108.654
OTHER LIABILITIES	1,179.259	963.990	1,142.219	1,099.218	$313.168
SHAREHOLDERS EQUITY:	1,751.594	1,833.704	1,807.664	1,863.048	$530.783
Capital stock	1,006.724	1,005.746	1,033.502	1,078.530	$307.274
Legal reserve	668.703	647.174	641.820	637.987	$181.763
Retained earnings	76.167	180.784	132.342	146.531	$41.747
TOTAL LIABILITIES AND EQUITY	**21,424.686**	**20,871.046**	**20,769.631**	**20,669.901**	**$5,888.861**
Contingent Credits	**3,090.366**	**3,533.324**	**3,524.094**	**4,263.245**	**$1,214.600**

(1)Translated at S/.3.51 per US$1.00.

000028

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 5

CONSOLIDATED INCOME STATEMENTS

(Constant Nuevos Soles, as of June 30, 2002 and U.S. Dollars in thousands)

	Three months ended				Six months ended		
	30.06.01	31.03.02	30.06.02	30.06.02	30.06.01	30.06.02	30.06.02
Interest income and expense				US$000(1)			US$000(1)
Interest income	531.838	401.180	394.970	$112.527	1,059.876	796.150	$226.823
Less - Interest expense	241.232	127.858	122.054	$34.773	489.449	249.912	$71.200
Net interest income	290.606	273.322	272.916	$77.754	570.427	546.238	$155.623
Provisions for possible loan losses, net	103.858	86.023	101.777	$28.996	213.195	187.800	$53.504
Net interest income after provisions	186.748	187.299	171.139	$48.758	357.232	358.438	$102.119
Other Income							
Fees and commissions from services	124.325	129.623	135.674	$38.654	237.988	265.297	$75.583
Net gains from sales of securities	4.554	15.536	8.741	$2.490	9.997	24.277	$6.917
Net gains on foreing exchg. transacts.	13.369	15.570	17.875	$5.093	26.474	33.445	$9.528
Other income	15.749	18.958	23.417	$6.672	35.058	42.375	$12.073
	157.997	179.687	185.707	$52.908	309.517	365.394	$104.101
Other Expenses							
Salaries and employee benefits	119.238	127.351	126.960	$36.171	237.481	254.311	$72.453
General and administrative	84.732	83.639	89.212	$25.417	165.954	172.851	$49.245
Depreciation and amortization	29.297	29.098	29.057	$8.278	58.174	58.155	$16.568
Taxes other than income tax	10.395	8.285	8.128	$2.316	20.522	16.413	$4.676
Other	36.426	37.481	35.788	$10.196	78.055	73.269	$20.874
	280.088	285.854	289.145	$82.377	560.186	574.999	$163.817
Result from exposure to inflation	(0.768)	0.361	23.411	$6.670	(6.096)	23.772	$6.773
Income before income tax	**63.889**	**81.493**	**91.112**	**$25.958**	**100.467**	**172.605**	**$49.175**
Income Tax	16.994	23.669	26.394	$7.520	24.849	50.063	$14.263
NET INCOME	**46.895**	**57.824**	**64.718**	**$18.438**	**75.618**	**122.542**	**$34.912**

(1)Translated at S/.3.51 per US$1.00.

000029

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

Table 6

SELECTED FINANCIAL INDICATORS

	Three months ended:			Six months ended	
	30.06.01	31.03.02	30.06.02	30.06.01	30.06.02
Profitability					
Net income per common share (S/. per share)(1)	0.044	0.054	0.060	0.070	0.114
Net interest margin on interest earning assets (2)	6.18%	6.02%	6.03%	6.18%	6.02%
Return on average total assets (2)(3)	0.87%	1.11%	1.25%	0.72%	1.18%
Return on average shareholders' equity (2)(3)	10.86%	12.70%	14.10%	8.75%	13.26%
Quality of loan portfolio					
Past due loans as a percentage of total loans	9.40%	8.74%	7.93%	9.40%	7.93%
Reserves for loan losses as a percentage of total past due loans	95.20%	105.67%	107.07%	95.20%	107.07%
Reserves for loan losses as a percentage of total loans	8.95%	9.24%	8.49%	8.95%	8.49%
Reserves for loan losses as a percentage of substandard loans (C+D+E)	44.25%	45.79%	43.51%	44.25%	43.51%
Past due loans - reserves for loan losses as a percentage of shareholders' equity	3.45%	-3.41%	-3.85%	3.45%	-3.85%
Operating efficiency (5)					
Oper. expense as a percent. of total income (4)	57.39%	57.70%	56.73%	58.18%	57.22%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.75%	5.02%	5.02%	4.85%	5.02%
Capital adequacy					
Total Regulatory capital (constant millions S/.)	2,029.9	1,921.9	1,996.5	2,029.9	1,996.5
Tier I Capital (constant millions S/.)	1,675.4	1,675.3	1,716.5	1,675.4	1,716.5
Net equity as a percentage of period end total assets	8.18%	8.70%	9.01%	8.18%	9.01%
Regulatory capital / risk-weighted assets	12.11%	11.97%	12.18%	12.11%	12.18%
Average balances (constant millions S/.) (3)					
Interest earning assets	18,821.0	18,149.9	18,101.6	18,219.1	18,156.2
Total Assets	21,661.5	20,820.3	20,719.8	21,124.5	20,770.5
Net equity	1,727.3	1,820.7	1,835.4	1,727.5	1,848.4
Additional data					
No. of outstanding shares (millions)	988.7	1026.3	1076.5	988.7	1076.5
No. of employees	7,371	8,058	7,821	7,371	7,821
Inflation rate (Wholesale price index)	-0.18%	-0.50%	0.66%	0.23%	0.15%
Exchange rate (S/. per 1 U.S. Dollar)	3.51	3.45	3.51	3.51	3.51

(1)Shares outstanding of 1,076 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2)Ratios are annualized.

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Total income includes net interest income and other income.

(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.

000030

ATLANTIC SECURITY HOLDING CORPORATION

Table 7

SELECTED FINANCIAL DATA

(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Six months ended	
	30.06.01	31.03.02	30.06.02	30.06.01	30.06.02
Results					
Net Interest Income	5,543	6,812	6,747	10,099	13,559
Provisions for market risks	900	4,222	898	920	5,120
Other Income(1)	1,203	3,263	(1,329)	3,179	1,934
Operating Expense	2,676	2,445	2,388	5,857	4,833
Net Income	3,169	3,409	2,132	6,500	5,541
Net Income per share (US$)	0.08	0.09	0.05	0.16	0.14
Balance Sheets (end of period)					
Total Assets	725,818	643,075	632,867	725,818	632,867
Loan portfolio, net	224,858	165,618	167,235	224,858	167,235
Marketable securities and investments	294,096	323,146	312,297	294,096	312,297
Total Deposits	576,573	506,044	503,509	576,573	503,509
Shareholders' equity	130,798	110,465	104,655	130,798	104,655
Funds under administration	350,500	510,407	474,291	350,500	474,291
		528,644			
Ratios (2)					
Net interest margin / interest earning assets (3)(4)(5)	2.6%	3.1%	3.4%	2.6%	3.3%
Return on average stockholders' equity(4)	9.5%	11.4%	7.9%	9.9%	9.5%
Return on average total assets(4)	1.7%	2.0%	1.3%	1.8%	1.7%
Past due loans as a percentage of total loans	0.0%	0.0%	0.0%	0.0%	0.0%
Reserves for loan losses as a percentage of total loans	0.2%	0.0%	0.1%	0.2%	0.1%
Operating expense / total income	45.8%	41.8%	52.8%	47.4%	46.6%
Operating expense / average total assets(4)	1.5%	1.4%	1.5%	1.6%	1.4%
Operating expense / average total assets + funds under management(4)	1.0%	0.9%	0.8%	1.1%	0.9%

(1) Includes realized gains in securities.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Averages determined from monthly balances.

(4) Annualized.

(5) Without considering dividend income and dividend earning assets.

000031

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES

Table 8

SELECTED FINANCIAL DATA

(Constant Nuevos Soles as of June 30, 2002, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month period ended				As of and for the six month period ended		
	30.06.01	31.03.02	30.06.02	30.06.02	30.06.01	30.06.02	30.06.02
Results				US$000(1)			US$000(1)
Total gross Premiums	168,822	235,596	187,931	$53,542	343,300	423,527	$120,663
Change in Reserves	25,772	38,320	23,771	$6,772	61,900	62,092	$17,690
Net Underwriting Results	6,546	26,650	9,685	$2,759	2,441	36,335	$10,352
Net Financial Income	18,191	16,239	28,276	$8,056	33,705	44,515	$12,682
General Expenses	23,249	26,185	26,802	$7,636	45,493	52,987	$15,096
Net Income	5,547	12,193	9,724	$2,770	(4,657)	21,918	$6,244
Net Income per share (S/.)(2)	0.238	0.523	0.417	$0.119	(0.201)	0.940	$0.268
Balance Sheets (end of period)							
Total Assets	1,073,660	1,290,573	1,333,267	$379,848	1,073,660	1,333,267	$379,848
Investments in Secur. and Real estate	756,134	852,544	927,243	$264,172	756,134	927,243	$264,172
Technical Reserves	624,099	692,085	807,492	$230,055	624,099	807,492	$230,055
Net Equity	283,190	323,006	333,525	$95,021	283,190	333,525	$95,021
Ratios							
Net underwriting results	3.9%	11.3%	5.2%	5.2%	0.7%	8.6%	8.6%
Loss ratio	66.1%	37.1%	51.4%	51.4%	63.4%	43.5%	43.5%
Return on avge. equity (3)(4)	8.2%	12.9%	12.4%	12.4%	-3.3%	11.2%	11.2%
Return on total premiums	3.3%	5.2%	5.2%	5.2%	-1.4%	5.2%	5.2%
Shareholders' Equity / Total Assets	26.4%	25.0%	25.0%	25.0%	26.4%	25.0%	25.0%
Increase in Risk Reserves	19.6%	24.8%	17.2%	17.2%	23.0%	21.2%	21.2%
Combined Ratio	90.5%	71.2%	91.8%	91.8%	91.1%	80.9%	80.9%
- Net Claims / Net Premiums	65.9%	48.9%	68.4%	68.4%	67.5%	58.1%	58.1%
- Op. Exp.+Comiss./Net Premiums	24.5%	22.3%	23.4%	23.4%	23.6%	22.8%	22.8%
Operating expense/Net Premiums	17.7%	17.0%	19.4%	19.4%	16.9%	18.1%	18.1%
Oper. expense / Avge. assets (3)(4)	9.2%	8.2%	8.4%	8.4%	9.1%	8.1%	8.1%

(1)Translated at S/.3.51 per US$1.00.

(2)Based on 23.3 million shares in all periods

(3)Averages are determined as the average of period-beginning and period-ending balances.

(4)Annualized.

000032

Notice of Material Event regarding Credicorp Ltd., dated July 31, 2002

CREDICORP

CORPORACION BCP

CONASEV

'02 JUL 31 15:56

ARI-067-2002

La Molina, 31 de julio del 2002

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV
Presente.-

At. Registro de Valores e Intermediarios

Ref. "Hecho de Importancia"

Estimados señores:

Nuestra empresa Credicorp Ltd., de conformidad a lo dispuesto por la Ley del Mercado de Valores en su artículo 28° y por el Reglamento de Hechos de Importancia e Información Reservada (Resolución CONASEV No. 307-95-EF/94.10), cumple con informar el siguiente "Hecho de Importancia".

La Gerencia General de nuestra empresa aprobó con fecha de hoy, el Informe de Gerencia correspondiente al 2do trimestre con fecha al 30 de junio del 2002, asimismo, adjuntamos diskette con la información.

Sin otro particular, quedamos de ustedes.

Atentamente,

CREDICORP LTD.

dpd.

Adj. Lo indicado

000034

July 31, 2002

Comisión Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

In conformity with the articles10 and 28 of Capital Market Law and CONASEV Resolution No. 307-95-EF/94.10, we hereby notify you of the following Material Event, "Hecho de Importancia".

Today, the Central Management of our company approved the consolidated financial statements for Credicorp and Subsidiaries as of June 30, 2002.

Sincerely,

Benedicto Cigüeñas
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By: --
Name : Alfredo Montero
Title: Authorized Representative

Dated: August 6, 2002